15046785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBM International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Post Oak Blvd., Suite 1110
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name – *if individual, state last, first, middle name*)

1333 W. Loop South, Suite 1400	Houston	Texas	77027
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBM International, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

AMANDA SHERANKO
Notary Public, State of Texas
My Commission Expires
December 08, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Financial Statements and Supplemental Information

December 31, 2014

CONTENTS

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 20, 2015

To the Board of Directors and Stockholder
of GBM INTERNATIONAL, INC.

We have audited the accompanying financial statements of GBM INTERNATIONAL, INC. (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. GBM INTERNATIONAL, INC.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GBM INTERNATIONAL, INC. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of GBM INTERNATIONAL, INC.'s financial statements. The supplemental information is the responsibility of GBM INTERNATIONAL, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB, P.C.

EEPB, P.C.

Houston, Texas

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

GBM INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 679,666
Deposits held by clearing brokers, restricted	411,517
Receivable from nonaffiliated brokers and dealers	5,471,388
Receivable from employees	6,943
Receivable from affiliates	180,505
Other assets	38,084
Securities owned - marketable, at market value	14,388
TOTAL CURRENT ASSETS	6,802,491
Property and equipment, net	8,235
Deferred income taxes, net	12,585
TOTAL NON-CURRENT ASSETS	20,820
TOTAL ASSETS	$ 6,823,311

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$ 138,724
Payable to affiliates	269,219
Accrued income tax payable to affiliate	877,324
TOTAL CURRENT LIABILITIES	1,285,267
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, no par value; 1,000 shares authorized; 725 shares issued and outstanding	-
Additional paid in capital	7,530,334
Retained earnings (deficit)	(1,992,290)
TOTAL STOCKHOLDER'S EQUITY	5,538,044
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 6,823,311

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Net dealer inventory and investment gain	$ 6,037,367
Commissions	3,194,427
Interest and dividends	64,852
Underwritings	658,028
TOTAL REVENUE	9,954,674
EXPENSES	
Employee compensation and benefits	1,389,471
Clearing, execution and commission fees	2,655,927
Research and terminal usage fees	900,206
General and administrative	677,784
Professional fees	254,559
Interest expense	36,447
Depreciation expense	8,364
TOTAL EXPENSES	5,922,758
INCOME BEFORE INCOME TAXES	4,031,916
PROVISION FOR INCOME TAXES	(1,375,944)
NET INCOME	$ 2,655,972

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2014

BALANCE AT DECEMBER 31, 2013	$ -
Proceeds from subordinated notes	30,000,000
Payment of subordinated notes	(30,000,000)
BALANCE AT DECEMBER 31, 2014	$ -

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Shares	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2013	725	$ 7,530,334	$ (4,398,262)	$ 3,132,072
Distributions	-	-	(250,000)	(250,000)
Net income	-	-	2,655,972	2,655,972
BALANCE AT DECEMBER 31, 2014	725	$ 7,530,334	$ (1,992,290)	$ 5,538,044

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	2,655,972
Adjustments to reconcile net income to cash provided by operating activities:		
Unrealized gain on securities owned - marketable		(2,448)
Depreciation		8,364
Deferred income taxes		(1,430)
Changes in operating assets and liabilities		
Deposits held by clearing brokers, restricted		(1,022)
Accounts receivable		2,120
Receivable from nonaffiliated brokers and dealers		(2,719,900)
Receivable from employees		(843)
Receivable from affiliates		174,131
Other assets		(5,844)
Accounts payable and accrued liabilities		71,234
Payable to affiliates		261,014
Accrued income taxes payable to affiliate		339,604
NET CASH PROVIDED BY OPERATING ACTIVITIES		780,952
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution		(250,000)
Loan proceeds		30,000,000
Loan repayments		(30,000,000)
NET CASH USED IN FINANCING ACTIVITIES		(250,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		530,952
CASH AND CASH EQUIVALENTS, beginning of year		148,714
CASH AND CASH EQUIVALENTS, end of year	$	679,666
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest Paid	$	36,447

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GBM INTERNATIONAL, INC. ("International" or the "Company") was incorporated for the purpose of serving as an introducing broker-dealer to its customers and conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary of Corporativo GBM S.A.B. de C.V. ("GBM Mexico"). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as a principal and agent, futures trades as agent, and trades securities for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Cash and cash equivalents

For the purposes of the statement of cash flows, International considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Deposits held by clearing brokers

During the year ended December 31, 2014, International maintained Securities Clearing Agreements with Pershing LLC ("Pershing") and Apex Clearing Corporation, Inc. ("APEX", formerly Penson Financial Services.). Pursuant to the terms of each Agreement, International is required to maintain a certain level of cash or eligible securities on deposit at each clearing firm. At December 31, 2014, International was required to have cash deposits of $150,000 at Pershing and $250,000 at Apex. Should either Pershing or Apex suffer a loss due to a failure of a customer of International to complete a transaction, International is required to indemnify the applicable clearing firm to the extent of any such loss. At December 31, 2014 there were no such amounts owed to either clearing firm nor did International incur any such loss during the year ended December 31, 2014.

International maintained a similar Agreement with R.J. O'Brien ("RJO") to provide clearing services for International's futures trading activities. The amount of the cash deposit maintained by International at RJO at December 31, 2014 was $10,000. International is required to indemnify RJO to the extent of any loss incurred by RJO due to a failure of a customer of International to complete a transaction. At

NOTE1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

December 31, 2014 there were no such amounts owed to RJO nor did International incur any such loss during the year ended December 31, 2014.

At December 31, 2014, International maintained cash of $150,135, $250,383 and $10,000 in the clearing deposit account of Pershing, APEX and RJO, respectively.

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers, and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

Securities transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under the caption net dealer inventory and investment gain.

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method. Substantially all of the net dealer inventory and investment gain relate to security positions in companies domiciled in Mexico and South America.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful lives of the related assets ranging from 5-7 years. Leasehold improvements are depreciated over the remaining useful life of the lease. Maintenance and repairs are charged to operations as incurred.

Income taxes

International's revenue and expenses are included in the consolidated Federal income tax return filed by PI. International's tax calculations are made as if International prepared a separate income tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return. International is also subject to certain state income taxes.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return.

In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are likely to be realized.

International's deferred tax asset represents the tax effects of taxable temporary differences in the book and tax reporting. The taxable temporary differences consist of unrealized gains (losses) on securities, depreciation methods and lives, deferred rent and rent incentive.

International is subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined, and was $5,458 for the year ended December 31, 2014.

Foreign currency transactions

As an agent, in the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the period and are included in the caption net dealer inventory and investment gain. There was no net material realized and unrealized foreign currency losses recorded in 2014. For the purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

NOTE 2: TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the government of Mexico. However, there were no such transactions entered into during 2014. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico. Commission and dealer income earned from GBM Mexico during the year ended December 31, 2014 was $2,459,594. Commissions receivable from GBM Mexico at December 31, 2014 was $180,505. GBM Mexico also charges International for overhead costs. The balance of overhead charges payable to GBM Mexico at December 31, 2014 was $77,175

During the year ended December 31, 2014, International paid for accounting and administrative services to GBM Mexico of $108,000, under the terms of the administrative services agreement.

During 2014, International entered into an agreement with GBM Chile, an affiliated securities dealer domiciled in and regulated by the government of Chile, for International to pay a portion of revenue earned from referrals from GBM Chile. Commissions paid to GBM Chile during the year ended December 31, 2014 was $302,410. Commission's payable to GBM Chile as of December 31, 2014 was $10,528. Additionally, International entered into a research agreement during 2014 with GBM Chile. For the year ended December 31, 2014, International paid $180,000 to GBM Chile for research costs.

During 2009, International entered into an agreement with GBM Brazil, an affiliated securities dealer domiciled in and regulated by the government of Brazil, for International to pay a portion of revenue earned from referrals from GBM Brazil. Commissions paid to GBM Brazil during the year ended December 31, 2014 were $112,786. Commission's payable to GBM Brazil as of December 31, 2014 was $7,515. International has a research agreement with GBM Brazil. For the year ended December 31, 2014, International paid $540,000 to GBM Brazil for research costs.

Furthermore, International from time to time may enter into transactions with affiliates in the normal course of business which are recorded as receivable from or payable to affiliates. As of December 31, 2014, there was a $174,001 payable to PI, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated federal income tax return and $103,330 net receivable for GBM Mexico for payments made on behalf of GBM Mexico.

From time to time advances are made to employees by International. At December 31, 2014, a total of $6,450 of employee receivables remained outstanding.

NOTE 3: NET CAPITAL REQUIREMENTS

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2014, International had net capital, as defined, of $5,333,066, which was $5,233,061 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was 0.23 to 1.0 at December 31, 2014. International is currently in compliance with these requirements.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule II.

NOTE 4: FAIR VALUE OF INVESTMENTS

The Company adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

NOTE 4: FAIR VALUE OF INVESTMENTS *(Continued)*

Level 3: Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. International's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

U.S. Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table summarizes the valuation of International's financial instruments by ASC 820-10 pricing levels as of December 31, 2014:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2014
U.S. Securities:				
Corporate Stock	$ 14,388	$ -	$ -	$ 14,388
Total	$ 14,388	$ -	$ -	$ 14,388

There were no transfers between levels during the year ended December 31, 2014.

NOTE 5: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2014:

	Estimated Useful Life	
Office Equipment	5 Years	$ 55,268
Vehicles	5 Years	20,441
Leasehold Improvements	Lease term	85,813
Subtotal:		161,522
Less: Accumulated Depreciation		(153,287)
Property and Equipment, net		$ 8,235

NOTE 6: INCOME TAXES

As of December 31, 2014, the Company's provision for income taxes was as follows:

Federal Provision(Benefit)	
Current	$ 1,371,866
Deferred	(1,380)
	1,370,486
State Provision	
Current	5,458
Total Provision for Income Taxes	$1,375,944

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The temporary differences consist of depreciation methods and lives, adjustment for audit fees, and unrealized gains on securities.

The Company did not have unrecognized tax benefits as of December 31, 2014and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2014, the Company has not accrued interest or penalties related to uncertain tax positions. The Company's U.S. federal and state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2011 and beyond.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Operating Lease

International leases its office facility under a non-cancelable operating lease which expires on August 31, 2015. Future minimum lease payments for this lease at December 31, 2014 are as follows:

Year Ending December 31,	
2015	$ 37,791
	$ 37,791

Rent expense for the year ended December 31, 2014 was $87,754.

Security Transactions

In the normal course of business, International enters into securities short-sale transactions for its own account and for its clients as an agent. Since the securities subject to such transactions are not in International's possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction. At December 31, 2014 International does not expect nonperformance by customers or counterparties.

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. As of December 31, 2014, International has no recorded liabilities with regard to the right. During 2014, International did not pay the clearing brokers any amounts related to these guarantees. International's policy is to

NOTE 7: COMMITMENTS AND CONTINGENCIES (*Continued*)

monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred. However, based on experience, International expects the risk of loss to be remote.

NOTE 8: TRADING GAINS AND LOSSES

The portion of trading gains and losses for the period related to trading securities still held for the year ended December 31, 2014 is calculated as follows:

Net gains and losses recognized during the period on trading securities	$ 2,448
Less: Net gains and losses recognized during the period on trading securities sold during the period	-
Unrealized gains and losses recognized during the reporting period on trading securities still held at year end	$ 2,448

NOTE 9: CONCENTRATIONS

A portion of International's trading activities, as an agent; involve securities of companies domiciled in Mexico and South America. Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding is impacted by economic and business conditions in Mexico and South America.

NOTE 10: SUBORDINATED LIABILITIES

International had one subordinated liability during the year ended December 31, 2014. International participated in an underwriting of an initial public offering of a Mexican security. In conjunction with the underwriting, International borrowed $30,000,000 as a subordinated liability. International paid the $30,000,000 back after its allocation of shares were sold in 2014. For its part in the underwriting, International earned $647,100 in underwriting income.

NOTE 11: 401(K) PLAN

The Company maintains a 401(k) plan for employees. The 401(k) Plan does not require a mandatory employer contribution but does provide for a discretionary employer contribution. Employer contributions were approximately $12,000 for the year ended December 31, 2014.

NOTE 12: SUBSEQUENT EVENTS

Subsequent events were evaluated through February 20, 2015 which is the date the financial statements were available to be issued, and noted no significant subsequent events.

Supplemental Information

GBM INTERNATIONAL, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Net capital:	
Total stockholder's equity	$ 5,538,044
Reductions and charges:	
Nonallowable assets:	
Property and equipment, net	8,235
Petty Cash	493
Accounts receivable	31,680
Receivables from non-affiliates, affiliates and employees	123,375
Other assets	38,084
Total nonallowable assets and charges, net	201,867
Net capital before haircuts on security positions	5,336,176
Haircuts on security positions	3,109
Net capital	$ 5,333,067
Aggregate indebtedness	$ 1,208,093
Percent of aggregate indebtedness to net capital	23%
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 5,233,067

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by GBM International, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2014.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because GBM International, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2014 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2014.

GBM

INTERNATIONAL, INC.

January 16, 2014

Exemption Report

GBM International Inc.'s Assertions

We confirm, to the best of our knowledge and belief, that:

1. GBM International Inc. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the year ended December 31, 2014.

2. GBM International Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the year ended December 31, 2014 without exception.

President

JOSE MACOUZET
GBM
INTERNATIONAL
PRINCIPAL

2700 Post Oak Blvd. Suite 1110 Houston, Tx 77056
Members SIPC/FINRA

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 20, 2015

Board of Directors
GBM INTERNATIONAL, INC.
Houston, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GBM INTERNATIONAL, INC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GBM INTERNATIONAL, INC. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) GBM INTERNATIONAL, INC. stated that GBM INTERNATIONAL, INC. met the identified exemption provisions throughout the most recent fiscal year without exception. GBM INTERNATIONAL, INC.'S management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GBM INTERNATIONAL, INC.'S compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

Houston, Texas

EEPB P.C.
CPAs & BUSINESS ADVISORS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

February 20, 2015

Board of Directors
GBM International, Inc.
Houston, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by GBM International, Inc. ("the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GBM International, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries and check copies noting no differences;
2. Reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, Texas

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2987*********************MIXED AADC 220
043882 FINRA DEC
GBM INTERNATIONAL INC
2700 POST OAK BLVD STE 1110
HOUSTON TX 77056-5719

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jose Macouzet 2817459100

2. A. General Assessment (item 2e from page 2) — $ 17,726

B. Less payment made with SIPC-6 filed (exclude interest) — (5,601)

7-25-2014
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 12,125

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — ______

F. Total assessment balance and interest due (or overpayment carried forward) — $ 12,125

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 12,125

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GBM International, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 20 15.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$9,954,674
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	189,485
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,638,331
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 36,446	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	36,446
Total deductions	2,864,262
2d. SIPC Net Operating Revenues	$7,090,412
2e. General Assessment @ .0025	$17,726 (to page 1, line 2.A.)